THIS LETTER OF TRANSMITTAL IS FOR USE ONLY IN CONJUNCTION WITH THE PLAN OF ARRANGEMENT INVOLVING PRIMEWEST ENERGY TRUST, PRIMEWEST ENERGY INC., PRIMEWEST AMERICA INC., PRIMEWEST OIL LLC, PRIMEWEST ENERGY NORTH AMERICA PARTNERSHIP, PRIMEWEST PETROLEUM INC., PRIMEWEST ENERGY DEVELOPMENT ULC, 1350849 ALBERTA LTD., TAQA NORTH LTD. AND THE PRIMEWEST SECURITYHOLDERS.

THIS LETTER OF TRANSMITTAL MUST BE VALIDLY COMPLETED, DULY EXECUTED AND RETURNED TO THE DEPOSITARY, COMPUTERSHARE INVESTOR SERVICES INC. IT IS IMPORTANT THAT YOU VALIDLY COMPLETE, DULY EXECUTE AND RETURN THIS LETTER OF TRANSMITTAL ON A TIMELY BASIS IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED HEREIN.

LETTER OF TRANSMITTAL

FOR UNITHOLDERS OF PRIMEWEST ENERGY TRUST

This Letter of Transmittal is for use by holders (“Unitholders”) of trust units (“Units”) of PrimeWest Energy Trust (“PrimeWest”) in connection with the proposed arrangement under Section 193 of the Business Corporations Act (Alberta) (the “Arrangement”) involving PrimeWest, PrimeWest Energy Inc. (“PEI”), PrimeWest America Inc., PrimeWest Oil LLC, PrimeWest Energy North America Partnership, PrimeWest Petroleum Inc., PrimeWest Energy Development ULC, 1350849 Alberta Ltd. (the “Purchaser”), TAQA North Ltd. (“TAQA North”), the Unitholders, the holders (“Exchangeable Shareholders”) of exchangeable shares of PEI and the holders of unit appreciation rights (together with the Unitholders and Exchangeable Shareholders, collectively, the “Securityholders”) pursuant to an Arrangement Agreement dated as of September 24, 2007, the full text of which is set out in the Information Circular and Proxy Statement (the “Information Circular”) of PrimeWest dated October 19, 2007.

Pursuant to the Arrangement, subject to receiving all required approvals and the satisfaction or waiver of certain closing conditions, all of the outstanding Units will be acquired by the Purchaser on the Effective Date. Each Unit will be transferred by the holder thereof to the Purchaser in exchange for a cash payment equal to Cdn.$26.75 or, in the case of Dissenting Unitholders, for the fair value of such holders’ Units as determined in accordance with Section 191 of the ABCA, as modified by the Plan and the Interim Order.

Capitalized terms used, but not defined in this Letter of Transmittal, shall have the meanings given to them in the Information Circular.

Unitholders will not receive the cash consideration for their Units until they submit the certificates for their Units, along with a duly completed Letter of Transmittal, to the Depositary.  Each certificate formerly representing Units that is not deposited with all other documents as required pursuant to the Plan of Arrangement on or prior to the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature, including the right of the holder to receive their cash payment. Unitholders whose Units are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee for assistance in depositing their Units.

Exchangeable Shareholders do not need to complete this Letter of Transmittal.  PrimeWest will send a separate Letter of Transmittal to Exchangeable Shareholders.

Please read the Instructions set out below carefully before completing this Letter of Transmittal.

TO:

PRIMEWEST ENERGY TRUST

AND TO:

1350849 ALBERTA LTD.

AND TO:

COMPUTERSHARE INVESTOR SERVICES INC., as Depositary

The undersigned delivers to you the enclosed certificate(s) representing Units to be exchanged for cash consideration pursuant to and in accordance with the Arrangement described in the Information Circular.

DESCRIPTION OF UNITS DEPOSITED

Please print or type.  If space is insufficient, please attach a list in the form below.

Certificate Number(s)	Names in which Units are Registered (Please fill in exactly as name(s) appear(s) on certificate(s))	Number of Units Represented by Certificate	Number of Units Deposited

TOTAL:

Some or all of my Unit certificates have been lost, stolen or destroyed. Please review Instruction 7 of this Letter of Transmittal for the procedure to replace lost or destroyed certificates (check box if applicable).

The undersigned:

1.

represents and warrants in favour of the Purchaser that: (i) the undersigned is the legal owner of the above listed Units; (ii) has good title to the rights represented by the above mentioned certificates free and clear of all liens, charges, encumbrances and claims, together with all rights and benefits; (iii) has full power and authority to execute and deliver this Letter of Transmittal and to deposit and deliver such certificates; (iv) has not sold, assigned or transferred nor entered into any agreement to sell, assign or transfer such Units and will not, before the Effective Time, sell, transfer, assign or permit to be transferred any of such Units; and (v) the surrender of the Units hereunder complies with applicable laws;

2.

acknowledges receipt of the Information Circular and Proxy Statement of PrimeWest dated October 19, 2007;

3.

unless otherwise indicated under Box A - “Special Payment Instructions” or Box B - “Special Delivery Instructions” on page 4 (in which case issuance or delivery should be made in accordance with those instructions), directs the Depositary to issue the cheque representing the cash consideration in the name of the undersigned and to deliver such cash consideration to the undersigned at the address specified below the signature of the undersigned (or if no such address or delivery instructions are made, to the latest address of record on PrimeWest’s register of Units; or held by the Depositary for pick-up if so directed pursuant to Box C). If the Arrangement is not completed and the Arrangement Agreement is terminated or PrimeWest or PEI terminate their obligations thereunder, the undersigned directs the Depositary to return the enclosed certificate(s) in accordance with the instructions in the preceding sentence;

4.

covenants and agrees to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the exchange of certificate(s) representing Units for cash payment;

5.

acknowledges that all authority conferred, or agreed to be conferred, by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death, incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon any heirs, personal representatives, successors and assigns of the undersigned;

6.

by virtue of the execution of this Letter of Transmittal, shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Units deposited pursuant to the Arrangement will be determined by PEI and the Purchaser in their discretion and that such determination shall be final and binding and acknowledges that there shall be no duty or obligation on PrimeWest, PEI, the Purchaser, TAQA North, the Depositary (or their successors) or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give such notice;

7.

revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Units or any distributions other than as set out in this Letter of Transmittal and in any proxy granted for use at the Meeting. Other than in connection with the Meeting or as set out in this Letter of Transmittal, no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the Units or any distributions by or on behalf of the undersigned, unless the Units are not taken up and paid for in connection with the Arrangement;

8.

acknowledges that the delivery of the Units shall be effected, and the risk of loss and title to such Units shall pass, only upon proper receipt thereof by the Depositary;

9.

surrenders to the Purchaser, effective at the Effective Time, all right, title and interest in and to the Units and irrevocably appoints and constitutes the Depositary the lawful attorney of the undersigned, with full power of substitution to deliver the certificates representing the Units pursuant to the Arrangement and to effect the transfer of the Units on the books of PrimeWest; and

10.

by reason of use of an English language form of Letter of Transmittal, shall be deemed to have required that any contract evidenced by the Arrangement as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’usage d’une lettre d’envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés d’avoir requis que tout contrat attesté par l’arrangement et son acceptation par cette lettre d’envoi, de méme que tous les documents qui s’y rapportent, soient redigés exclusivement en langue anglaise.

SPECIAL INSTRUCTIONS

Before signing this Letter of Transmittal, please review carefully and complete the following boxes only if special payment or delivery is required.

BOX A

SPECIAL PAYMENT INSTRUCTIONS
(See Instruction 2 of this Letter of Transmittal)

To be completed only if the cheque for the cash consideration payable for the Units is NOT to be issued in the name of the undersigned.

BOX B

SPECIAL DELIVERY INSTRUCTIONS
(See Instruction 2 of this Letter of Transmittal)

To be completed only if the cheque for the cash consideration payable for the Units is to be sent to a name or an address other than the name and address of the undersigned specified below the signature of the undersigned on the following page.

In the Name of	In the Name of
(please print)	(please print)
Address:	Address:

(include postal or zip code)	(include postal or zip code)

BOX C HOLD FOR PICK-UP Check here if the cheque for the cash consideration is to be held for pick-up at the office of the Depositary at which this Letter of Transmittal is deposited.
STATUS AS U.S. UNITHOLDER To be completed by all Unitholders by selecting one box below.

BOX D
(See Instruction 8 of this Letter of Transmittal)

Indicate whether you are a U.S. Unitholder or are acting on behalf of a U.S. Unitholder.

The owner signing this Letter of Transmittal represents that it is not a U.S. Unitholder and is not acting on behalf of a U.S. Unitholder.

The owner signing this Letter of Transmittal is a U.S. Unitholder or is acting on behalf of a U.S. Unitholder.

A "U.S. Unitholder" is any holder of Units that is either (A) providing an address below such holder’s signature on the following page (or, if applicable, in Box B above) that is located within the United States or any territory or possession thereof or (B) that is a U.S. person for U.S. federal income tax purposes.

To avoid U.S. backup withholding, if you are a U.S. Unitholder or acting on behalf of a U.S. Unitholder, you must furnish Substitute Form W-9 or, in certain circumstances, another withholding tax certificate. You can find more information in Instruction 8 "Important Tax Information for U.S. Unitholders" below.

UNITHOLDER SIGNATURE

Complete and sign as indicated.

Signature guaranteed by (if required under Instructions 3 and 4 of this Letter of Transmittal):
	Dated:	, 2007

Authorized Signature of Guarantor	Signature of Unitholder or Authorized Representative (see Instructions 3 and 5 of this Letter of Transmittal)
Name of Guarantor (please print or type)	Address of Unitholder (please print or type)
Address of Guarantor (please print or type)
Telephone Number (business hours) of Unitholder
Facsimile Number of Unitholder
Name of Unitholder (please print or type)
Social Insurance Number or Social Security Number or Tax Identification Number of Unitholder
Name of Authorized Representative, if applicable (please print or type)
Additional Signatures for Joint Unitholders (if required):
Signature of Unitholder or Authorized Representative (see Instructions 3 and 5 of this Letter of Transmittal)	Telephone Number (business hours) of Unitholder
Address of Unitholder (please print or type)	Facsimile Number of Unitholder
Name of Unitholder (please print or type)
Social Insurance Number or Social Security Number or Tax Identification Number of Unitholder
Name of Authorized Representative, if applicable (please print or type)

INSTRUCTIONS

1.

Use of Letter of Transmittal

(a)

This Letter of Transmittal (or a manually executed copy hereof) properly completed and signed as required by the instructions set forth below, together with accompanying certificates representing the Units, must be received by the Depositary at either of its offices specified on the back page of this Letter of Transmittal.

(b)

The method used to deliver this Letter of Transmittal and any accompanying certificate(s) representing Units is at the option and risk of the person depositing the same, and delivery will be deemed effective only when such documents are actually received by the Depositary. It is recommended that the necessary documentation be hand delivered to the Depositary, at either of its offices specified on the back page of this document, and a receipt obtained. However, if such documents are mailed, it is recommended that registered mail be used and that proper insurance be obtained. Unitholders whose Units are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing their Units.

2.

Special Payment and Delivery Instructions

The boxes entitled “Special Payment Instructions” and “Special Delivery Instructions”, as applicable, should be completed if the cheque for the cash consideration for the Units to be issued pursuant to the Arrangement is to be: (a) issued in the name of a person other than the person signing this Letter of Transmittal; (b) sent to someone other than the person signing this Letter of Transmittal; or (c) sent to the person signing this Letter of Transmittal at an address other than that appearing below that person’s signature on the preceding page.  See also Instruction 4 “Guarantee of Signatures” below.

3.

Signature

This Letter of Transmittal must be completed and signed by the Unitholder or by such holder’s duly authorized representative (in accordance with Instruction 5 “Fiduciaries, Representatives and Authorizations” below).

(a)

If this Letter of Transmittal is signed by the registered holder(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(b)

If this Letter of Transmittal is signed by a person other than the registered holder(s) of the accompanying certificate(s):

(i)

such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered holder(s); and

(ii)

the signature(s) on such endorsement or power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 4 “Guarantee of Signatures” below.

4.

Guarantee of Signatures

If this Letter of Transmittal is executed by a person other than the registered holder(s) of the Units, or if the payment is to be made in a name other than the registered holder(s) or sent to an address other than the address of the registered holder(s) as shown on the registers of Unitholders maintained by the transfer agent of PrimeWest, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

An “Eligible Institution” means a Canadian schedule 1 chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the NYSE Euronext Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

5.

Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person on behalf of an executor, administrator, trustee, guardian, attorney-in-fact, or agent or on behalf of a corporation, partnership or association, or is executed by any other person acting in a fiduciary or representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. The Depositary, at its discretion, may require additional evidence of authority or additional documentation.

6.

Miscellaneous

(a)

If the space on this Letter of Transmittal is insufficient to list all certificates for Units, additional certificate numbers and the number of Units represented thereby may be included on a separate signed list affixed to this Letter of Transmittal.

(b)

If Units are registered in different forms (e.g. “John Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.

(c)

No alternative, conditional or contingent deposits will be accepted. All depositing Unitholders by execution of this Letter of Transmittal (or a copy thereof) waive any right to receive any notice by the Depositary.

(d)

The holder of the Units covered by this Letter of Transmittal hereby unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

(e)

Additional copies of the Information Circular and this Letter of Transmittal may be obtained on request and without charge from the Depositary at either of its offices at the addresses listed on the back page of this document.

7.

Lost Certificates

If a certificate representing Units has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with an affidavit describing the loss or destruction, to the Depositary. The Depositary will respond with the replacement requirements, which must be completed and returned to the Depositary.

8.

Important Tax Information for U.S. Unitholders

United States Internal Revenue Service Circular 230 Notice: To ensure compliance with Internal Revenue Service Circular 230, Unitholders are hereby notified that: i) any discussion of United States federal tax issues contained or referred to in this Letter of Transmittal or in any document referred to herein is not intended or written to be relied on, and cannot be relied on by Unitholders for the purpose of avoiding penalties that may be imposed on them under the United States Internal Revenue Code; ii) such discussion is written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and iii) Unitholders should seek advice based on their particular circumstances from an independent tax advisor.

To prevent backup withholding on any payment made to a U.S. Unitholder (or person acting on behalf of a U.S. Unitholder), you are required, if you are a U.S. person (as defined below), to notify the Depositary of your current U.S. taxpayer identification number, or TIN (or the TIN of the person on whose behalf you are acting), by completing the Substitute Form W-9 (which is provided below) as described more fully below. If you are a U.S. Unitholder that is not a U.S. person but provides a mailing address in the United States, you may be required to furnish an IRS Form W-8 to avoid backup withholding, which the Depositary will provide upon request.

Backup withholding is not an additional tax. Amounts withheld are creditable against the Unitholder’s regular U.S. federal income tax liability, and any amount overwithheld generally will be refundable to the Unitholder if the Unitholder properly files a U.S. federal income tax return.

Each U.S. Unitholder is urged to consult his or her own tax advisor to determine whether such holder is required to furnish a Substitute Form W-9, is exempt from backup withholding and information reporting, or is required to furnish an IRS Form W-8.

You are a U.S. person if you are, for U.S. federal income tax purposes, (i) a citizen or a resident of the United States (including a U.S. resident alien), (ii) a partnership, corporation, company, or association created or organized in the United States or under the laws of the United States, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust (or certain other electing trusts).

Each tendering U.S. person is required to provide the Depositary with a correct TIN and with certain other information on a Substitute Form W-9 (which is provided below) and to certify that the TIN provided is correct (or that such U.S. person is awaiting a TIN) and that (a) the U.S. person has not been notified by the Internal Revenue Service that the U.S. person is subject to backup withholding as a result of a failure to report all interest or dividends or (b) the Internal Revenue Service has notified the U.S. person that the U.S. person is no longer subject to backup withholding.

The TIN is generally the U.S. person’s U.S. Social Security number or the U.S. federal employer identification number. The U.S. person is required to furnish the TIN of the registered owner of the Units. The enclosed “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” explain the proper certification to use if the Units are registered in more than one name or are not registered in the name of the actual owner. The U.S. Unitholder may write “Applied For” on the Substitute Form W-9 if the tendering U.S. person has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future. If the U.S. Unitholder writes “Applied For” on the TIN line of the Substitute Form W-9 and the Depositary is not provided with a TIN by the time of payment, the Depositary will backup withhold a portion of such payments. Certain U.S. persons are not subject to these backup withholding and reporting requirements. See the enclosed “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” for additional instructions.

Failure to provide the required information on the Substitute Form W-9 may subject the tendering U.S. person to a US$50 penalty imposed by the Internal Revenue Service and backup withholding of a portion of any payment. More serious penalties may be imposed for providing false information which, if wilfully done, may result in fines and/or imprisonment.

U.S. Unitholders that are not U.S. persons but provide a mailing address in the United States may be required to file an IRS Form W-8BEN or other appropriate IRS Form W-8. The Depositary will provide such forms upon request (or you may obtain the appropriate IRS Form W-8 from the IRS’s website (http://www.irs.gov)). A failure to properly complete and furnish the appropriate IRS Form W-8 may result in backup withholding.

PLEASE COMPLETE THE SUBSTITUTE FORM W-9 BELOW TO PROVIDE

YOUR TAX IDENTIFICATION NUMBER AND A CERTIFICATION

AS TO YOUR EXEMPTION FROM BACK-UP WITHHOLDING

TO BE COMPLETED BY UNITHOLDERS THAT ARE U.S. PERSONS

SUBSTITUTE Form W-9 Department of the Treasury Internal Revenue Service Payer’s Request for Taxpayer Identification Number (TIN) and Certification

Part I – Taxpayer Identification Number – For all accounts enter your taxpayer identification number on the appropriate line at right. Certify by signing and dating below. For further instructions, see Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

Social Security Number OR
Employer Identification Number (If awaiting TIN, write “Applied For”)

Part II – For Payees exempt from backup withholding, see the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, check the Exempt box below, and complete the Substitute Form W-9.

Exempt

Name:
Business Name:
Please check appropriate box Individual/Sole Proprietor Corporation Partnership Other:
Address:
City:	State:		Zip Code:

PART III – Certification – Under penalties of perjury, I certify that:

(1)

The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me); and

(2)

I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3)

I am a U.S. person (including a U.S. resident alien).

Certification Instructions – You must cross out item (2) above if you have been notified by the IRS that you are subject to backup withholding because of underreporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (2). (Also see instructions in the enclosed Guidelines).

Signature:		Date:

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU
WROTE “APPLIED FOR” IN PART I OF THIS SUBSTITUTE FORM W-9

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that, notwithstanding the information I provided in Part III of the Substitute Form W-9 (and the fact that I have completed this Certificate of Awaiting Taxpayer Identification Number), all payments made to me before I provide a properly certified taxpayer identification number will be subject to the applicable percentage of backup withholding tax.

Signature:

Note: Failure to complete and return this Substitute Form W-9 may subject you to applicable Federal income tax withholding on any payments made to you. Please review the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional details.

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9

Specific Instructions

Name. If you are an individual, you must generally enter the name shown on your income tax return. However, if you have changed your last name, for instance, due to marriage without informing the Social Security Administration of the name change, enter your first name, the last name shown on your social security card, and your new last name.

If the account is in joint names, list first, and then circle the name of the person or entity whose number you enter in Part I of the form.

Sole proprietor. Enter your individual name as shown on your income tax return on the “Name” line. You may enter your business, trade, or “doing business as (DBA)” name on the “Business name” line.

Limited liability company (LLC). If you are a single-member LLC (including a foreign LLC with a domestic owner) that is disregarded as an entity separate from its owner under Treasury regulations section 301.7701-3, enter the owner’s name on the “Name” line. Enter the LLC’s name on the “Business name” line. Check the appropriate box for your filing status (sole proprietor, corporation, etc.), then check the box for “Other” and enter “LLC” in the space provided.

Caution: A disregarded domestic entity that has a foreign owner must use the appropriate Form W-8.

Other entities. Enter your business name as shown on required Federal tax documents on the “Name” line. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on the “Business name” line.

Note: You are requested to check the appropriate box for your status (individual/sole proprietor, corporation, etc.).

Exempt From Backup Withholding

If you are exempt, enter your name as described above and check the appropriate box for your status, then check the “Exempt” box in Part II of the Form, sign and date the form.

Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends.

Note: If you are exempt from backup withholding, you should still complete this form to avoid possible erroneous backup withholding.

Exempt payees. Backup withholding is not required on any payments made to the following payees:

1.

An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2);

2.

The United States or any of its agencies or instrumentalities;

3.

A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities;

4.

A foreign government or any of its political subdivisions, agencies, or instrumentalities;

5.

An international organization or any of its agencies or instrumentalities;

Other payees that may be exempt from backup withholding include:

6.

A corporation;

7.

A foreign central bank of issue;

8.

A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States;

9.

A futures commission merchant registered with the Commodity Futures Trading Commission;

10.

A real estate investment trust;

11.

An entity registered at all times during the tax year under the Investment Company Act of 1940;

12.

A common trust fund operated by a bank under section 584(a); and

13.

A financial institution.

Part I — Taxpayer Identification Number (TIN) Enter your TIN on the appropriate line.

If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it on the social security number line. If you do not have an ITIN, see How to get a TIN below.

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN.

If you are an LLC that is disregarded as an entity separate from its owner (see Limited liability company (LLC) above), and are owned by an individual, enter your SSN (or EIN, if you have one). If the owner of a disregarded LLC is a corporation, partnership, etc., enter the owner’s EIN.

Note: See the chart on the next page for further clarification of name and TIN combinations.

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or get this form on-line at www.socialsecurity.gov/online/ss-5.pdf. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses/ and clicking on Employer ID numbers under Related Topics. You may get Forms W-7 and SS-4 from the IRS by calling 1-800-TAX-FORM (1-800-829-3676) or from the IRS’s Internet Web Site at www.irs.gov.

If you do not have a TIN, write “Applied For” in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note: Writing “Applied For” means that you have already applied for a TIN or that you intend to apply for one soon.

Part III — Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if item 1 below indicates otherwise.

For a joint account, only the person whose TIN is shown in Part I should sign (when required).

1.

Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

2.

Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

Privacy Act Notice

Section 6109 of the Internal Revenue Code requires you to give your correct TIN to persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA, or Archer MSA or HSA. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS may also provide this information to the Department of Justice for civil and criminal litigation, and to cities, states, and the District of Columbia to carry out their tax laws. The IRS may also disclose this information to other countries under a tax treaty, or to Federal and state agencies to enforce Federal non-tax criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism.

You must provide your TIN whether or not you are required to file a tax return. Payers must generally withhold applicable rates of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to a payer. Certain penalties may also apply.

What Name and Number To Give the Requestor

For this type of account:	Give name and SSN of:
1. Individual	The individual
2. Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account (1)
3. Custodian account of a minor (Uniform, gift to Minors Act)	The minor (2)
4. a The usual revocable savings trust (grantor is also trustee)	The Grantor-trustee (1)
b. So-called trust account that is not a legal or valid trust under state law	The actual owner (1)
5. Sole proprietorship or single-owner LLC	The owner (3)
6. A valid trust, estate, or pension trust	Legal entity (4)
7. Corporate or LLC electing corporate status on Form 8832	The corporation
8. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
9. Partnership or multi-member LLC	The partnership
10. A broker or registered nominee	The broker or nominee
11. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

Note:  If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

(1)

List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person’s number must be furnished.

(2)

Circle the minor’s name and furnish the minor’s SSN.

(3)

You must show your individual name, but you may also enter your business or “DBA” name on the business name line. You may use either your SSN or EIN (if you have one). If you are a sole proprietor, the IRS encourages you to use your SSN.

(4)

List first and circle the name of the legal trust, estate or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

Offices of the Depositary

Inquiries:

COMPUTERSHARE INVESTOR SERVICES INC.

Toll Free: 1-800-564-6253
E-mail: corporateactions@computershare.com
Website: www.computershare.com

By Mail:

Computershare Investor Services Inc.
P.O. Box 7021, 31 Adelaide Street E
Toronto, Ontario M5C 3H2

Attention: Corporate Actions

By Hand, by Courier or by Registered Mail:

Calgary Computershare Investor Services Inc. 600, 530 – 8th Avenue S.W. Calgary, Alberta T2P 3S8 Attention: Corporate Actions	Toronto Computershare Investor Services Inc. 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 Attention: Corporate Actions

Privacy Notice: Computershare is committed to protecting your personal information. In the course of providing services to you and our corporate clients, we receive non-public personal information about you – from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc. This information could include your name, address, social insurance number, securities holdings and other financial information. We use this to administer your account, to better serve your and our clients’ needs and for other lawful purposes relating to our services. We have prepared a Privacy Code to tell you more about our information practices and how your privacy is protected. It is available at our website, www.computershare.com, or by writing us at 100 University Avenue, Toronto, Ontario, M5J 2Y1.

Any questions and requests for assistance may be directed by Unitholders to the Depositary at the telephone number and locations set out above.